SIXTH PROSPECTUS SUPPLEMENT                                      AUGUST 20, 1999
(TO PROSPECTUS DATED FEBRUARY 2, 1999)  FILED PURSUANT TO RULE 424(B)(3) AND (C)
                                                               FILE NO. 33-82114

RECENT DEVELOPMENTS

     This Sixth Prospectus Supplement supplements and amends the Prospectus dated February 2, 1999 and the Prospectus Supplements dated February 19, 1999, March 5, 1999, May 24, 1999, July 8, 1999 and August 11, 1999 (the "Prospectus Supplement", and together with the Prospectus, the "Supplemented Prospectus") relating to our Senior Preferred Stock, Exchange Debentures and Common Stock. This Prospectus Supplement and the Prospectus have been prepared by us for use by holders of our Senior Preferred Stock, Exchange Debentures or Common Stock in connection with sales of our securities that may require delivery of a prospectus. We will receive no part of the proceeds of this offering.

     This Sixth Prospectus Supplement should be read in conjunction with the Supplemented Prospectus, and is qualified by reference to the Supplemented Prospectus except to the extent that the information in this Sixth Prospectus Supplement supersedes the information contained in the Supplement Prospectus.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma combined statement of operations data for the fiscal year ended September 28, 1997 is presented to give effect to the Transactions as if they had occurred at the beginning of the year. The results of WLEY-FM have not been included in the pro forma statement of operations because such acquisition does not meet the significance test for presentation of pro forma information and the Company does not believe that such information would be meaningful to an understanding of the Company's pro forma results of operations because the Company reformatted WLEY-FM from an English-language to a Spanish-language station in July 1997. The results of KLEY-FM have not been included in the pro-forma statement of operations because such acquisition does not meet the significance test for presentation of pro-forma information. As a result, the pro forma statement of operations data excludes the actual and pro forma operating results of WLEY-FM and KLEY-FM.

     The purchase prices of WLEY-FM, WXDJ-FM and WRMA-FM were determined based upon arms-length negotiations between the Company and the sellers. The purchase price for the Acquisitions have been allocated primarily to franchise costs and other intangibles. This preliminary allocation of purchase price may change upon final appraisal of the fair market value of the net assets acquired.

     In the opinion of management, all adjustments necessary to present fairly this pro forma information have been made.

     These pro forma combined financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto as of and for the fiscal years ended September 27, 1998, September 28, 1997 and September 29, 1996 and with the combined financial statements and the notes thereto of New Age Broadcasting, Inc. and The Seventies Broadcasting Corporation for the three months ended December 31, 1996 included elsewhere in the Prospectus. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              FISCAL YEAR ENDED SEPTEMBER 28, 1997
                                                         ----------------------------------------------
                                                           THE        WXDJ/                      PRO
                                                         COMPANY     WRMA(A)    ADJUSTMENTS     FORMA
                                                         --------    -------    -----------    --------
Gross broadcasting revenues............................  $67,981     $7,798      $             $ 75,779
Less: agency commissions...............................   (7,971)    (1,046)                     (9,017)
                                                         --------    -------                   --------
  Net revenues.........................................   60,010      6,752                      66,762
Station operating expenses.............................   31,041      2,104                      33,145
Corporate expenses.....................................    5,595        238          (238)(b)     5,595
Depreciation and amortization..........................    7,619        551           841(c)      9,011
                                                         --------    -------                   --------
  Operating income.....................................   15,755      3,859                      19,011
Interest expense, net..................................   22,201      1,003           547(d)     23,751
Other expense, net.....................................      791         --                         791
                                                         --------    -------                   --------
  Income (loss) before income taxes and extraordinary
    item...............................................   (7,237)     2,856                      (5,531)
Income tax expense (benefit)...........................   (2,715)        --           682(e)     (2,033)
                                                         --------    -------                   --------
  Income (loss) before extraordinary item..............   (4,522)    $2,856                      (3,498)
                                                                     =======
  Dividends on preferred stock.........................  (15,384)                 (11,330)(f)   (26,714)
                                                         --------                              --------
Loss applicable to common stock before extraordinary
  items................................................  $(19,906)                             $(30,212)
                                                         ========                              ========
Ratio of Earnings to Fixed Charges(g)..................       --                                     --
EBITDA reconciliation:
  Operating income.....................................  $15,755                               $ 19,011
  Depreciation and amortization........................    7,619                                  9,011
                                                         --------                              --------
  EBITDA...............................................  $23,374                               $ 28,022
                                                         ========                              ========

              NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(a) To reflect the historical operating results for WXDJ-FM and WRMA-FM from October 1, 1996 through March 27, 1997 based upon unaudited financial statements. The fiscal year end for WXDJ-FM and WRMA-FM was September 30, under the ownership of the sellers, New Age Broadcasting, Inc. and The Seventies Broadcasting Corporation, respectively.

(b) To reflect adjustment to corporate expense for the elimination of corporate expenses which would not be incurred following the WXDJ-FM/WRMA-FM acquisition.

(c) To reflect additional pro forma depreciation and amortization related to the acquisition of WXDJ-FM and WRMA-FM, for the period prior to acquisition, based upon a preliminary allocation of the purchase price and related amortization reflected as follows:

                                                                   WXDJ/WRMA
                                                                   ----------
     Franchise costs and other intangible assets, net............   $112,500
                                                                    --------
       Pro forma amortization....................................   $  1,406
       Less: depreciation and amortization-historical............       (565)
                                                                    --------
       Pro forma adjustment......................................   $    841
                                                                    ========

(d)  To reflect adjustments to interest expense as a result of the Transactions:

     Pro forma interest on the Notes at 11% per annum............     $ 4,126
     Pro forma interest on the seller note to Infinity (assumed
       interest rate of 10% per annum)...........................         150
     Pro forma amortization of debt issuance costs of the
       Notes.....................................................         262
     Interest expense, including amortization of debt issuance
       costs, on the Senior Secured Notes retired in the
       Transactions..............................................      (2,988)
     Interest expense -- WXDJ-FM/WRMA-FM-historical..............      (1,003)
                                                                      -------
     Pro forma adjustment........................................     $   547
                                                                      =======

(e)  To reflect income tax effect of the above items.

(f) To reflect adjustments to preferred stock dividends as a result of the Transactions for the period prior to the Transactions:

     Elimination of dividends on Preferred Stock.................  $ 15,384
     Assumed dividends on Senior Preferred Stock at 14 1/4%
       per annum.................................................   (26,714)
                                                                   --------
     Pro forma adjustment........................................  $(11,330)
                                                                   ========

(g) For the purpose of calculating the Ratio of Earnings to Fixed Charges, earnings are defined as earnings or loss before income taxes and extraordinary items and fixed charges. Fixed charges are the sum of (i) interest costs, (ii) amortization of deferred financing costs, (iii) one-third of operating lease rental expense (deemed to be interest) and
     (iv) dividends on preferred stock. Earnings were inadequate to cover fixed charges by $9,361,000 and $34,514,000 for fiscal years 1996 and 1997, respectively.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

     The selected consolidated financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for each of the fiscal years in the five-year period ended September 27, 1998, are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of September 27, 1998 and for each of the years in the three-year period ended September 27, 1998 and the report thereon, are included elsewhere in this prospectus. The selected consolidated financial data of the Company should be read in conjunction with the consolidated financial statements of the Company as of September 27, 1998 and for each of the fiscal years in the three-year period ended September 27, 1998, the related notes and independent auditor's report, included elsewhere in this prospectus. For additional information see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                 FISCAL YEAR ENDED
                                                               -----------------------------------------------------
                                                                9/25/94    9/24/95   9/29/96     9/28/97    9/27/98
                                                               ---------   -------   --------   ---------   --------
STATEMENT OF OPERATIONS DATA:
Gross broadcasting revenues.................................   $  45,825   $54,152   $ 55,338   $  67,982   $ 86,766
Less: agency commissions....................................       5,688     6,828      6,703       7,972     10,623
                                                               ---------   -------   --------   ---------   --------
  Net revenues..............................................      40,137    47,324     48,635      60,010     76,143
Station operating expenses(1)...............................      22,145    22,998     27,876      31,041     39,520
Corporate expenses(1).......................................       2,884     4,281      3,748       5,595      6,893
Depreciation and amortization...............................       3,256     3,389      4,556       7,619      8,877
                                                               ---------   -------   --------   ---------   --------
  Operating income (loss)...................................      11,852    16,656     12,455      15,755     20,853
Gain on sale of AM stations.................................          --        --         --          --     36,242
Interest expense, net(2)....................................      14,203    12,874     16,533      22,201     20,860
Financing costs.............................................       3,458        --        876         299        213
Other expense (income)(3)...................................         (35)      381        698         492         --
                                                               ---------   -------   --------   ---------   --------
  Income (loss) before income taxes and extraordinary
    items...................................................      (5,774)    3,401     (5,652)     (7,237)    36,022
Income tax expense (benefit)................................      (2,231)    1,411     (1,166)     (2,715)    15,624
                                                               ---------   -------   --------   ---------   --------
  Income (loss) before extraordinary items..................      (3,543)    1,990     (4,486)     (4,522)    20,398
Extraordinary gain (loss) net of income taxes(4)............      70,255        --         --      (1,647)    (1,613)
                                                               ---------   -------   --------   ---------   --------
  Net income (loss).........................................   $  66,712   $ 1,990     (4,486)     (6,169)    18,785
                                                               =========   =======
Dividends on preferred stock................................                           (2,994)    (17,044)   (30,270)
                                                                                     --------   ---------   --------
  Net income (loss) applicable to common stock..............                         $ (7,480)  $ (23,213)  $(11,485)
                                                                                     ========   =========   ========
Dividends per share on common stock.........................      -0-        -0-       -0-         -0-      $   5.60
                                                               =========   =======   ========   =========   ========
OTHER DATA:
Broadcast cash flow(5)......................................   $  17,992   $24,326   $ 20,759   $  28,969   $ 36,623
EBITDA(6)...................................................      15,108    20,045     17,011      23,374     29,730
Capital expenditures........................................         897     4,888      3,811       2,022      1,645
Net cash interest...........................................      12,916     7,459      7,759      13,175     18,658
Non-cash interest...........................................       1,287     5,415      8,774       9,026      2,202
                                                               ---------   -------   --------   ---------   --------
  Interest expense, net.....................................      14,203    12,874     16,533      22,201     20,860
Net cash provided by operating activities...................       4,121    14,438      8,813       6,386     10,923
Net cash provided by (used in) investing activities.........        (897)   (4,988)   (90,195)   (144,358)    32,190
Net cash provided by (used in) financing activities.........       4,514     3,769     69,036     144,791    (17,758)
Ratio of Earnings to Fixed Charges(7).......................          --       1.2         --          --         --

                                                                                         AT
                                                               ------------------------------------------------------
                                                                9/25/94    9/24/95   9/29/96     9/28/97     9/27/98
                    BALANCE SHEET DATA:                        ---------   -------   --------   ---------   ---------
Cash and cash equivalents...................................   $  12,137   $17,817   $  5,468   $  12,288   $  37,642
Net working capital (deficiency)............................      11,981    21,994      9,172       1,626      40,349
Total assets................................................      98,733   103,629    176,860     334,367     351,034
Total debt (including current maturities)...................      93,573    95,523    135,914     183,013     171,126
Series A Preferred Stock....................................          --        --     35,939     171,262     201,368
Shareholders' deficiency....................................      (2,960)   (1,150)    (3,569)    (32,047)    (46,193)

        NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) Station operating expenses include engineering, programming, selling and general and administrative expenses.

(2) Interest expense includes non-cash interest, such as the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs.

(3) During the 1996 and 1997 fiscal years, we wrote down the value of our land and building located on Sunset Boulevard in Los Angeles by $697,741 and $487,973, respectively. The write-downs were based on current market values of real estate in the Los Angeles area. Financing costs are also included in other income (expenses).

(4) On June 29, 1994, we sold 107,059 units, each consisting of $1,000 principal amount of our Old Notes and Old Warrants. The Old Notes were issued at a substantial discount from their principal amount. The sale of the Old Notes and Old Warrants generated gross proceeds of $94,000,000 and proceeds to us of $87,774,002, net of financing costs of $6,225,998. Of the $94,000,000 of gross proceeds from the sale of the Old Notes and Old Warrants, $88,603,000 was allocated to the Old Notes and $5,397,000 was determined to be the value of the Old Warrants. Of the net proceeds from the sale of the Old Notes and the Old Warrants, $83,000,000 was used to satisfy in full our obligations to our two former principal lenders and the balance was used to settle litigation with a former stockholder and for general corporate purposes. We realized a gain of $70,254,772 in connection with our repayment of all obligations to our two former principal lenders because we were able to satisfy in full these obligations at substantial discounts to their face amounts in accordance with restructuring agreements between us and the lenders.

    For the fiscal year ended September 28, 1997, we recorded an extraordinary loss resulting from the redemption of our Series A Senior Notes at par which was approximately $1.5 million in excess of their carrying value and from the write-off of the related unamortized deferred financing costs of approximately $1.3 million, net of the related tax benefit of approximately $1.1 million.

    For the fiscal year ended September 27, 1998, we recorded an extraordinary loss resulting from the repurchase of $13.2 million par value of Old Notes, at a premium of approximately $2.2 million in excess of their carrying value and from the write-off of the related unamortized deferred financing costs of approximately $0.5 million, net of the related tax benefit of approximately $1.1 million.

(5) The term "broadcast cash flow" means operating income before depreciation, amortization and corporate expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, net income or cash flow and other consolidated income or cash flow statement data or as a measure of our profitability or liquidity. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

(6) The term "EBITDA" means earnings before extraordinary items, gain on sale of AM stations, net interest expense, income taxes, depreciation, amortization and other income or expense. We have included information concerning EBITDA in this Prospectus because it is used by some investors as a measure of a company's ability to service its debt obligations. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, EBITDA is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

(7) For the purpose of calculating the Ratio of Earnings to Fixed Charges, earnings are defined as earnings or loss before income taxes and extraordinary items and fixed charges. Fixed charges are the sum of (1) interest costs, (2) amortization of deferred financing costs, (3) one-third of operating lease rental expense (deemed to be interest) and (4) dividends on preferred stock. Earnings were inadequate to cover fixed charges by $5,774,000, $9,361,000, $34,514,000 and $17,434,000 for fiscal years 1994,
    1996, 1997 and 1998, respectively.